

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

Via E-mail
Michael M. Larsen
President and Chief Executive Officer
Gardner Denver, Inc.
1500 Liberty Ridge Drive, Suite 3000
Wayne, PA 19087

> **Re: Gardner Denver, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 9, 2013**
> **File No. 001-13215**

Dear Mr. Larsen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement Cover

1.   Please provide us your analysis supporting your conclusion that comparing the consideration to the market price of your securities solely on dates which the consideration represented a premium provides your shareholders balanced information if the consideration represents a discount to the market price on other dates during the period that you were considering a transaction or during the period that your financial advisor analyzed the trading of other companies. Also please tell us why you believe your proxy statement cover disclosure is balanced if you do not mention the 1% premium until page 45.

Restrictions on Solicitation, page 10

2.   Please balance your summary disclosure regarding superior proposals to highlight your obligation to negotiate with the current acquirer as noted at the top of page 92.

Background of the Merger, page 31

3.   We note the second paragraph of your response to prior comment 1; however, it remains unclear how your disclosure provides investors sufficient information to evaluate your statements regarding the Board's concerns about Party A's proposal. Please identify Party A in your proxy statement.

4.   We note your disclosure regarding KKR's request for permission to engage Mr. Pennypacker on page 38.   Please disclose in this section the date of the consulting agreement. Also, with a view toward disclosure, please tell us:
   • when the Board inquired about the nature and amount of consideration KKR would provide Mr. Pennypacker. Your disclosure on page 38 that Gardner Denver agreed to the consulting arrangement in December 2012 appears to conflict with your disclosure on page 68 that the Board was unaware of the terms of the agreement until preparation of the proxy statement.
   • the date that the Board provided permission for KKR to engage Mr. Pennypacker.
   • what the Board understood about Mr. Pennypacker's role as a consultant for KKR that lead the Board to conclude that the consulting arrangement would be consistent with Mr. Pennypacker's agreements with Gardner Denver.
   • where you filed the acknowledgements from Mr. Pennypacker that you mention on page 38.

5.   Refer to your disclosure that you entered into confidentiality agreements with 14 of the 18 potential bidders. Please clarify why you did not enter into confidentiality agreements with the other four potential bidders.

6.   Refer to disclosure on pages 33 and 39 regarding parties that elected to withdraw or not proceed with negotiations. With a view toward clarifying your disclosure here or elsewhere in your document as appropriate, please tell us:
   • whether your communications with those parties provided guidance regarding the amount that the parties should offer,
   • whether you are aware that any party's decision to withdraw or not proceed involved a concern regarding the speed at which Gardner Denver provided information for diligence efforts, and
   • whether you are aware of any party that wanted additional time to analyze Gardner Denver.

7.   Refer to your revised disclosure in the second full paragraph on page 34 regarding the parties that you did not invite to participate in the second round. Please clarify what the Board learned from the preliminary discussions that caused it to conclude that those parties were unlikely to pursue a transaction with Gardner Denver seriously. Also clarify what aspects of the funds' size, portfolio, ability to obtain financing and history of recent transactions were the bases for your conclusions. How did the parties with whom you

elected to proceed materially differ in each of these aspects from the parties that you elected not to invite?

8.   Refer to your statement in the last sentence of the second full paragraph on page 34 that the Board instructed Mr. Larson not to engage in discussions regarding arrangements between management and bidders without Board authorization. Please disclose when the Board gave its authorization to engage in those negotiations and when the negotiations began.

Opinion of Goldman, Sachs & Co., page 47

9.   Please provide us a copy of all written material that the financial advisor provided to the Board in connection with its analyses.

10.   Please quantify the amount of compensation Goldman Sachs received or will receive for services provided to Gardner Denver in the past two years.

Implied Premium, page 48

11.   We note that this analysis does not reflect the 1% premium mentioned in your disclosure on page 45. With a view toward balancing your disclosure, please tell us whether your financial advisor typically provides its analyses of a transaction's premium using market prices on a date that is closer to the date of its opinion.

Public Trading Multiples Analysis, page 50

12.   Please clarify the criteria on which the companies identified in this section were selected and whether any companies that also satisfied those criteria were omitted from the analysis. Please also provide similar disclosure regarding the companies selected for the Selected Precedent Transactions analysis.

13.   We note that the Public Trading Multiples Analysis on pages 50-51 compares your multiples based on October 24, 2012 data relative to the selected companies' multiples based on March 1, 2013 data. Please clarify why comparison of data based on different dates provides meaningful information; if the resulting information would have been materially different if all data were from the same date, please provide appropriate disclosure to alert shareholders of the existence of such a difference.

Illustrative Discounted Cash Flow Analysis, page 52

14.   Please show us how your disclosure regarding the projections beginning on page 55 permits investors to know the "unlevered free cash flows" mentioned in this section. Also tell us whether you disclosure of projections includes all of your projections that the financial advisor used in preparing its analyses.

15.   Please disclose how the financial advisor chose the discount rates, growth rates and multiples mentioned in this section and in the section regarding the Illustrative Present Value of Future Share Price Analysis. Also clarify how the financial advisor determined the assumed amount of debt in the Illustrative Present Value of Future Share Price Analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Brent A. Walters
                Gardner Denver, Inc.